EXHIBIT 12

3M COMPANY AND SUBSIDIARIES

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Millions)

	Year	Year	Year	Year	Year
	2010	2009	2008	2007	2006
EARNINGS
Income before income taxes*	$5,755	$4,632	$5,108	$6,115	$5,625
Add:
Interest expense (including amortization of capitalized interest	220	236	231	229	139
Interest component of the ESOP benefit expense	—	1	3	5	8
Portion of rent under operating leases representative of the interest component	81	76	77	70	70
Less:
Equity in undistributed income of 20-50% owned companies	4	4	6	5	6
TOTAL EARNINGS AVAILABLE FOR FIXED CHARGES	$6,052	$4,941	$5,413	$6,414	$5,836
FIXED CHARGES
Interest on debt (including capitalized interest)	218	246	243	235	138
Interest component of the ESOP benefit expense	—	1	3	5	8
Portion of rent under operating leases representative of the interest component	81	76	77	70	70
TOTAL FIXED CHARGES	$299	$323	$323	$310	$216
RATIO OF EARNINGS TO FIXED CHARGES	20.2	15.3	16.8	20.7	27.0

*                 2009 results included net pre-tax charges of $194 million related to restructuring actions partially offset by a gain on sale of real estate. 2008 results included net pre-tax charges of $269 million, with charges related to restructuring actions, exit activities and a loss on sale of businesses partially offset by a gain on sale of real estate. 2007 results included pre-tax gains of $681 million, with net benefits from gains related to the sale of businesses and a gain on sale of real estate, which were partially offset by increases in environmental liabilities, restructuring actions, and exit activities. 2006 results included pre-tax gains of $523 million, with net benefits from gains related to the sale of certain portions of 3M’s branded pharmaceuticals business partially offset by restructuring actions, acquired in-process research and development expenses, settlement costs of a previously disclosed antitrust class action, and environmental obligations related to the pharmaceuticals business.